K&L Gates LLP 1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com
June 3, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds File Nos. 33-11387 and 811-4984 Post Effective Amendment 76
Dear Sir or Madam:
     Pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the regulations thereunder, transmitted herewith on behalf of the American Beacon Funds (the “Trust”) is Post-Effective Amendment No. 76 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.
     The primary purpose of this filing is to register with the Securities and Exchange Commission a new class of shares of the Trust — the I2 Class — of the Large Cap Value Fund, Small Cap Value Fund and International Equity Fund, each a series of the Trust (the “Funds”).
     The Funds have substantially conformed the prospectus and statement of additional information (“SAI”) in the Amendment to the Retirement Class prospectus and SAI contained in Post-Effective Amendment No. 75 to the Trust’s Registration Statement (“PEA No. 75”) as filed with the SEC on May 1, 2009. Accordingly, we request that the SEC staff use the limited review procedures of Securities Act Release No. 6510 (Feb. 15, 1984).
     Prospectus. There are no material differences from the prospectus filed in the Amendment as compared to the disclosure regarding the Funds’ investment objectives, investment strategies and risks sections of the Retirement Class prospectus as well as the disclosures regarding the remainder of the Retirement Class prospectus, except for: (1) the names of the two classes; (2) the “Historical Performance” sections; (3) the “Fees and Expenses” tables; (4) the “Example” sections; (5) the eligibility sections under “About Your Investment;” and (6) the “Financial Highlights” sections.

     Statement of Additional Information. There are no material differences from the SAI filed in the Amendment as compared to the combined SAI filed in PEA 75.
     If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9187.
Sincerely,
/s/ Francine J. Rosenberger
Francine J. Rosenberger

cc:	Rosemary Behan American Beacon Advisors, Inc.